Exhibit 2

Potential Participants

Pentwater Growth Fund Ltd. and Pentwater Capital Management LP (the “Pentwater Participants”), together with the Nominees (as defined below) (the “Potential Participants”) are anticipated to be, or may be deemed to be, potential participants in a potential solicitation of proxies with respect to the 2008 Annual Meeting of Shareholders of Post Properties, Inc. (“Post”).

Pentwater Capital Management LP, a Delaware limited partnership, is a private money management firm which holds shares of Post through Pentwater Growth Fund Ltd. in various accounts under its management and control. The principal business of the Pentwater Participants is investing for accounts under their management. Matthew Halbower is the chief executive officer of Pentwater Capital Management LP.

Pentwater intends to nominate the following individuals (the “Nominees”) for election as directors of Post.  Each may be deemed to be participants in the potential solicitation of proxies: Robert Goldstein, Stephen R. Gross, Steven D. Scheiwe, John Turner White, IV, and Lori Jones Whitted.

Beneficial Ownership of Common Stock and Other Interests1

Pentwater Growth Fund Ltd. beneficially owns, in the aggregate, approximately 2,013,888 shares of common stock of Post (the “Shares”).  Pentwater Capital Management LP is the investment manager for Pentwater Growth Fund Ltd. and may be deemed to beneficially own the Shares.  None of the Nominees currently owns shares of Post. The Pentwater Participants also beneficially own options to purchase approximately 82,000 shares of common stock of Post pursuant to various option arrangements.

1 The Pentwater Participants have an economic interest in 2,249,300 shares of common stock of Post. The Pentwater Participants hold these economic interests pursuant to various swap agreements under which the Pentwater Participants have no ownership right in, nor any voting or dispositive power with respect to such shares.